NO ACT

DC
PO
2-23-10

Act: 1934
Section:
Rule: 12H-3
Public Availability: 2/26/2010

February 26, 2010


10010698

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Marvel Entertainment, LLC
Incoming letter dated February 23, 2010

Based on the facts presented, the Division will not object if Marvel stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2009. In reaching this position, we note that Marvel has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representation made in your letter, Marvel will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carmen Moncada-Terry

Carmen Moncada-Terry
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2010

Mail Stop 4561

Morton A. Pierce
Dewey and LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019-6022

Re: Marvel Entertainment, LLC

Dear Mr. Pierce:

In regard to your letter of February 23, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6022

DEWEY & LEBOEUF

tel +1 212 259 6640
fax +1 212 259 7407
mpierce@dl.com

February 23, 2010

Rule 12h-3 promulgated under the Securities Exchange Act of 1934, Section 15(d) of the Securities Exchange Act of 1934

VIA E-MAIL TO CFLETTERS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Marvel Entertainment, LLC
(as successor to Marvel Entertainment, Inc.)

Ladies and Gentlemen:

On behalf of The Walt Disney Company, a Delaware corporation ("Disney"), and its wholly owned subsidiary, Marvel Entertainment, LLC, a single member Delaware limited liability company (the successor company to Marvel Entertainment, Inc. ("Marvel")),[1] we are writing to request that a no-action letter be issued advising us that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs in Marvel's and Disney's view that the automatic updating of Marvel's registration statements on Form S-3 and Form S-8 during the fiscal year ended December 31, 2009, pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), would not preclude Marvel from relying on Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend Marvel's duty to file with the Commission the reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to Marvel's fiscal year ended December 31, 2009, including the suspension of Marvel's duty to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the "2009 Form 10-K") and subsequent reports. Unless

[1] References to "Marvel" shall refer to Marvel Entertainment, Inc. or Marvel Entertainment, LLC, as appropriate, based on the context.

otherwise indicated, each reference herein to a "Section" or "Rule" is to the corresponding Exchange Act section or rule promulgated thereunder, respectively.

Disney and Marvel have authorized us to make the statements set forth in this letter on their behalf.

I. Background

On August 31, 2009, Disney, Maverick Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Disney ("Merger Sub"), Maverick Merger Sub, LLC, a single member Delaware limited liability company and wholly owned subsidiary of Disney ("Merger LLC"), and Marvel entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provided for (i) the merger of Merger Sub with and into Marvel (the "Merger"), with Marvel surviving as a wholly owned subsidiary of Disney and (ii) immediately following the Merger, the merger of Marvel with and into Merger LLC (the "Upstream Merger"), with Merger LLC surviving the Upstream Merger.

The Marvel stockholders voted in favor of the Merger on December 31, 2009, and the Merger and the Upstream Merger were consummated on that day. Pursuant to the certificate of merger filed with the Secretary of State of the State of Delaware on December 31, 2009, Merger LLC was renamed "Marvel Entertainment, LLC". Marvel's 2009 Form 10-K is due on or before March 1, 2010. Accordingly, we respectfully request that the no-action relief requested hereby be issued promptly and, in any case, prior to such due date.

As a result of the Merger and the Upstream Merger, (i) Marvel survived as a wholly owned subsidiary of Disney and (ii) each share of common stock, par value $0.01 per share, of Marvel (together with the associated preferred stock purchase rights) issued and outstanding immediately prior to the effective time of the Merger (other than treasury shares and shares held by a subsidiary of Marvel) was converted into the right to receive a combination of $30.00 in cash and 0.7452 shares of Disney common stock (collectively, the "Merger Consideration"). No Marvel stockholder exercised and perfected their appraisal rights under Delaware law.

In addition, immediately prior to the Merger, unvested options to purchase Marvel common stock became fully vested and exercisable. Holders of all unexercised Marvel stock options outstanding immediately prior to the Merger were entitled to receive a cash payment in an amount equal to (i) the product of (A) the number of shares of Marvel common stock subject to the option and (B) the excess, if any, of (1) the value of the Merger Consideration, based on the closing price of Disney common stock on the closing date of the Merger, over (2) the exercise price per share subject to the option, less (ii) withholding with respect to any applicable taxes. Each share of Marvel restricted stock outstanding immediately prior to the Merger vested in full and, as of the effective time of the Merger, entitled the holder to receive the Merger Consideration, less withholding with respect to applicable taxes. Holders of Marvel deferred stock units were entitled to receive the Merger Consideration for each Marvel deferred stock unit held immediately prior to the Merger, less withholding with respect to applicable taxes.

Prior to the Merger, the Marvel common stock (and the associated preferred stock purchase rights) were registered under Section 12(b) of the Exchange Act and were traded on the New York Stock Exchange (the "NYSE"). Pursuant to the NYSE Listed Company Manual Section 806.02, following consummation of the Merger, Marvel provided written notice to the NYSE that Marvel was no longer a public entity and requested that the NYSE remove the Marvel common stock (and the associated preferred stock purchase rights) from listing and trading on the NYSE. On December 31, 2009, the NYSE filed with the Commission, in accordance with Rule 12d2-2(a) under the Exchange Act, Form 25s to remove the Marvel common stock (and the associated preferred stock purchase rights) from listing on the NYSE. Pursuant to Rule 12d2-2, the delisting of Marvel common stock (and the associated preferred stock purchase rights) became effective on January 10, 2010, ten days after the Form 25 with respect to the Marvel common stock and the Form 25 with respect to the preferred stock purchase rights were filed with the Commission. In addition, subject to receipt from the Staff of the relief requested in this letter, on or prior to March 1, 2010, Marvel will file with the Commission, in accordance with Rule 12h-3, a certification on Form 15 to suspend its duty to file reports under Section 15(d) of the Exchange Act with respect to the Marvel common stock. Marvel has no class of securities registered under Section 12(g) of the Exchange Act.

II. Registration Statements

At the time of the Merger, Marvel had on file with the Commission the following registration statements on Form S-3 which were declared effective by the Commission prior to the end of Marvel's fiscal year ended December 31, 2008 (the "Form S-3s") and were automatically updated for purposes of Section 10(a)(3) of the Securities Act during 2009 with the filing of Marvel's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "2008 Form 10-K").

- Registration statement on Form S-3 originally filed on November 25, 1998, as amended, and further amended by Post-Effective Amendment No. 1 filed on March 11, 1999 and Post-Effective Amendment No. 2 filed on August 11, 1999 (File No. 333-68019), registering for resale by the holders thereof 15,673,524 shares of Marvel's 8% cumulative convertible exchangeable preferred stock and 36,420,655 shares of Marvel common stock. All of the shares of Marvel's 8%

cumulative convertible exchangeable preferred stock were converted into Marvel common stock in 2003, and Marvel filed a Form 15 in 2003 to suspend its duty to file reports under Section 12(g) of the Exchange Act with respect to such preferred stock.

- Registration statement on Form S-3 filed on November 22, 2002 (File No. 333-101426), registering for resale by the holders thereof 3,965,626 shares of Marvel common stock.

There were no sales of securities under the Form S-3s during 2009 and Marvel filed post-effective amendments to the Form S-3s on January 11, 2010 to deregister and remove from registration all the unsold securities, which post-effective amendments became effective on January 15, 2010.

Marvel also had on file with the Commission the following registration statements on Form S-8 that were declared effective by the Commission prior to the end of Marvel's fiscal year ended December 31, 2008 (the "Form S-8s") and were automatically updated for purposes of Section 10(a)(3) of the Securities Act during 2009 with the filing of the 2008 Form 10-K.

- Registration statement on Form S-8 filed on April 20, 1999 (File No. 333-76655), registering 6,000,000 shares of Marvel common stock issuable under Marvel's 1998 Stock Incentive Plan.

- Registration statement on Form S-8 originally filed on November 22, 2002 and amended by Post-Effective Amendment No. 1 filed on August 4, 2005 (File No. 333-101422), registering an additional 15,000,000 shares of Marvel common stock issuable under Marvel's 1998 Stock Incentive Plan.

- Registration statement on Form S-8 filed on August 4, 2005 (File No. 333-127196), registering 4,000,000 shares of Marvel common stock issuable under Marvel's 2005 Stock Incentive Plan.

Marvel filed post-effective amendments to the Form S-8s to deregister and remove from registration all of the unsold securities, which post-effective amendments became effective automatically upon filing on January 11, 2010. Pursuant to the Merger Agreement, all shares of Marvel common stock and other equity-based awards issued under the Form S-8s were exchanged for cash or converted into the right to receive the Merger Consideration. During 2009, Marvel did not issue any securities other than issuances of shares of Marvel common stock (and options to purchase such shares) registered under the Form S-8s.

Marvel has no other outstanding classes of securities (including debt securities) registered or required to be registered under Section 12 of the Exchange Act. In addition, other than the Marvel common stock, Marvel has no other securities subject to reporting obligations under Section 15(d) of the Exchange Act.

III. Exchange Act Reporting Obligations

Marvel currently has the following reporting obligations under the Exchange Act. Marvel has no reporting obligations under the Exchange Act with respect to any other classes of securities other than those described below.

Prior to the Merger, Marvel had reporting obligations under Section 13(a) of the Exchange Act with respect to the Marvel common stock (and the associated preferred stock purchase rights) as a result of the registration of such securities under Section 12(b) of the Exchange Act. Upon the effectiveness of the delisting of the Marvel common stock (and the associated preferred stock purchase rights) from the NYSE in accordance with Section 12(d) of the Exchange Act and Rule 12d2-2 thereunder, Marvel's duty to file reports under Section 13(a) of the Exchange Act as a result of the registration of the Marvel common stock (and the associated preferred stock purchase rights) under Section 12(b) of the Exchange Act was suspended pursuant to Rule 12d2-2(d)(5).

No reporting obligation under Section 12(g) arose pursuant to Rule 12g-2 with respect to the Marvel common stock (and the associated preferred stock purchase rights) as a result of the termination of the registration under Section 12(b) because the Marvel common stock (and the associated preferred stock purchase rights) were never registered under Section 12(g) and, at the time Marvel's obligations under Section 12(b) terminated, the Marvel common stock (and the associated preferred stock purchase rights) were not held of record by 300 or more persons.

Upon the suspension of its Exchange Act reporting obligations relating to the Marvel common stock under Section 12(b), Marvel will become subject to the reporting obligations of Section 15(d) because the Form S-3s and Form S-8s were automatically updated in 2009 pursuant to Section 10(a)(3) of the Securities Act. Marvel will satisfy the requirements under Rule 12h-3 to suspend its reporting obligations with respect to the Marvel common stock under Section 15(d) but for the provisions of paragraph (c) of Rule 12h-3. The Form S-3s and Form S-8s did not cover the preferred stock purchase rights associated with the Marvel common stock and, therefore, Marvel does not have Section 15(d) reporting obligations with respect to such preferred stock purchase rights.

IV. Discussion

Rule 12h-3 permits an issuer to suspend reporting obligations under Section 15(d) with respect to a class of securities, if the issuer has filed all reports required by Section 13(a) for its most recent three fiscal years and the portion of the current year in which the Form 15 is filed and the securities are held of record by less than 300 persons. However, Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective or is required to be updated for purposes of Section 10(a)(3) of the Securities Act through a company's Exchange Act filings.

All of Marvel's outstanding equity securities are now owned by Disney. Marvel has filed all reports required by Section 13(a) for the 2007, 2008 and 2009 fiscal years and the current year to date. Therefore, Marvel will satisfy the requirements of Rule 12h-3 but for the application of the provision of paragraph (c) thereof.

The Form S-3s and Form S-8s relating to the Marvel common stock were automatically updated in fiscal year 2009 for purposes of Section 10(a)(3) of the Securities Act when Marvel filed its 2008 Form 10-K because, at the time of such filing, securities remained unsold under the Form S-3s and Form S-8s. Therefore, these filings will bring Marvel within the scope of Rule 12h-3(c).

Marvel represents that it will file a Form 15 with the Commission to suspend its duty to file reports under Section 15(d) pursuant to Rule 12h-3 with respect to the Marvel common stock after obtaining the relief sought by this letter, but no later than the due date for filing the 2009 Form 10-K (assuming that the relief sought by this letter has been obtained prior to such date).

We respectfully submit that Marvel should be able to rely on Rule 12h-3 to suspend its duty to file reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c), for the following reasons: (i) Marvel will meet the requirements of Rules 12h-3(a) and (b), (ii) Section 15(d)'s purpose of providing current information to purchasers would not be undermined in granting Marvel relief, (iii) the benefits of reporting for Marvel do not outweigh the burdens of making such filings and (iv) the Commission has recognized in a number of situations similar to Marvel's that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations. The issue presented in this letter is, with respect to the Marvel common stock, whether the normal course updating of the Form S-3s and Form S-8s by the filing of the 2008 Form 10-K should preclude Marvel from utilizing Rule 12h-3.

i. *Marvel will meet all requirements of Rule 12h-3(a) and (b) to suspend its duty under Section 15(d) to file reports required by Section 13(a)*

Marvel has filed all reports required by Sections 13(a) and 15(d) for the fiscal years ended December 31, 2007, 2008 and 2009 and the current year to date, including a Current Report on Form 8-K announcing the completion of the Merger. Thus, Marvel advises the Staff that as of the date of this letter it is current in its reporting obligations under the Exchange Act, and it further represents that as of the date that the Form 15 is filed to suspend its reporting obligations under Section 15(d) with respect to the Marvel common stock, Marvel will have filed with the Commission all reports required by Sections 13(a) or 15(d) prior to such date. Moreover, following completion of the Merger, no holders of Marvel common stock pursuant to any of the registration statements described above remain Marvel stockholders because Disney currently owns all of Marvel's securities.

ii. *Section 15(d)'s purpose of providing current information to purchasers would not be undermined by granting Marvel relief*

The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified as a matter of public policy. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this Rule 12h-3(c) limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." SEC Proposed Suspension of Periodic Reporting Obligation, Exchange Act Release No. 34-20263 (October 5, 1983) (the "1983 Release"). These policy concerns are not at issue in Marvel's situation.

As indicated above, pursuant to the Merger, all of the Marvel common stock and equity based awards issued under the Form S-3s and Form S-8s have been converted into the right to receive cash or the Merger Consideration, as applicable, and no outstanding rights to acquire Marvel common stock remain outstanding. As stated above, Marvel has filed post-effective amendments to each of the Form S-3s and Form S-8s in order to deregister the unissued securities.

Accordingly, there are no holders of Marvel common stock covered by such registration statements and no investors are able to purchase securities of Marvel under these registration statements. Therefore, there will be no "purchasers" under these registration statements who would be protected by, or would in any way benefit from, the continued filing of periodic reports by Marvel that would result from the application of Rule 12h-3(c).

iii. *Benefits of reporting do not outweigh the burdens of making such filings*

In the proposing release to revise Rule 12h-3, the Commission noted that Rule 12h-3 suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of reporting by an issuer might not always be commensurate with the burdens imposed." *See* the 1983 Release. In several analogous cases, the Staff has recognized that the benefits of reporting when there is only one holder of common stock do not outweigh the burdens of making such filings. *See, e.g.*, Wyeth, (available November 4, 2009); Anheuser-Busch Cos., Inc. (available February 18, 2009); UST Inc. (available February 18, 2009); Energy East Corporation (available October 31, 2008); Horsepower Holdings, Inc. (available August 14, 2008); WaveRider Communications Inc. (available March 31, 2006); PacifiCare Health Systems, Inc. (available March 16, 2006); IVAX Corporation (available March 10, 2006); and MTech Corp (available August 31, 1988).

Following completion of the Merger, Disney currently owns all of the shares of Marvel common stock and no options, warrants or other rights to acquire Marvel common stock remain outstanding. Should Marvel not be granted relief to suspend its reporting obligations under Section 15(d), Marvel will be required to undergo the expensive and time-consuming process of preparing and filing its 2009 Form 10-K for the sole benefit of Disney, which will already have access to the information required to be presented in the 2009 Form 10-K. Given that Disney, as the sole member of Marvel, already has access to the information required to be presented in the 2009 Form 10-K, there is no benefit in requiring Marvel to file its 2009 Form 10-K.

iv. *Prior no action relief granted with respect to Rule 12h-3(c)*

The Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and, accordingly, has taken a no-action position similar to that requested herein in many other instances. *See, e.g.*, Charlotte Russe Holding, Inc. (available December 9, 2009); Wyeth (available November 4, 2009); PlanetOut Inc. (available August 12, 2009); Westaff, Inc. (available May 21, 2009); UST Inc. (available February 18, 2009); Anheuser-Busch Cos., Inc. (available February 18, 2009); EnergySouth, Inc. (available December 11, 2008); Energy East Corporation (available October 31, 2008); ACE*COMM Corporation (available September 26, 2008); Loudeye Corp. (available November 7, 2006); WaveRider Communications Inc. (available March 31, 2006); PacifiCare Health Systems, Inc. (available March 16, 2006); IVAX Corporation (available March 10, 2006); Unocal Corporation (available October 24, 2005); 3333 Holding Corporation, Centex Development Company, L.P. (available March 17, 2004);

CoorsTek, Inc. (available August 14, 2003); PayPal, Inc. (available November 13, 2002): ConocoPhillips (available August 23, 2002); CoCensys, Inc. (available November 10, 1999); DiMark, Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); and MTech Corp (available August 31, 1988).

In each of these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated pursuant to Section 10(a)(3) of the Securities Act in the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) does not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it becomes a wholly owned subsidiary of another company.

V. Conclusion and Request

For the reasons discussed above, we respectfully request, on behalf of Disney and Marvel, that the Staff issue a no-action letter advising us that the Staff concurs in Disney's and Marvel's view that the updating of Marvel's Form S-3s and Form S-8s during the fiscal year ended December 31, 2009, pursuant to Section 10(a)(3) of the Securities Act, would not preclude Marvel from relying on Rule 12h-3 to suspend Marvel's duty to file with the Commission the reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder with respect to the fiscal year ended December 31, 2009. If and when relief is granted by the Staff with respect to the foregoing, Marvel will file a Form 15 (designating Rule 12h-3(b)(1)(i) as the appropriate rule provision relied upon to suspend the duty to file reports) on or before March 1, 2010, the date on which Marvel's next report is due pursuant to the Exchange Act. Alternatively, we request an exemption, pursuant to Section 12(h), from any obligation of Marvel to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 337427 (July 1, 1997), we are transmitting one copy of this letter by e-mail.

Please call the undersigned at (212) 259-6640 or Chang-Do Gong at (212) 259-6056 with any questions you may have concerning this request.

Very truly yours,



Morton A. Pierce

cc: Alan N. Braverman, Esq. (Disney)
John N. Turitzin, Esq. (Marvel)